Exhibit 99.1

ROYAL BANK OF CANADA

Annual and Special Meeting of Common Shareholders

Saskatoon, Saskatchewan – April 5, 2023 (Hybrid Meeting)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual and special meeting of common shareholders of Royal Bank of Canada (the “bank”) held on April 5, 2023. Full details of these matters are set out in the management proxy circular issued in connection with this meeting, which is available on our website at rbc.com/investorrelations; the website of our transfer agent, Computershare Trust Company of Canada, at www.envisionreports.com/RBC2023; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

1.	Election of Directors

Each of the 12 nominees listed in the management proxy circular was elected as a director of the bank.

Nominee	Votes for	% for	Votes withheld	% withheld

Mirko Bibic	704,831,329	99.28%	5,086,950	0.72%

Andrew A. Chisholm	706,846,181	99.57%	3,072,394	0.43%

Jacynthe Côté	696,635,526	98.13%	13,283,049	1.87%

Toos N. Daruvala	706,252,450	99.48%	3,666,229	0.52%

Cynthia Devine	706,271,546	99.49%	3,647,133	0.51%

Roberta L. Jamieson	706,458,135	99.51%	3,460,544	0.49%

David McKay	706,853,081	99.57%	3,065,598	0.43%

Maryann Turcke	673,230,727	94.83%	36,687,952	5.17%

Thierry Vandal	699,440,462	98.52%	10,478,217	1.48%

Bridget A. van Kralingen	702,349,850	98.93%	7,568,829	1.07%

Frank Vettese	706,755,035	99.55%	3,163,644	0.45%

Jeffery Yabuki	704,318,026	99.21%	5,600,653	0.79%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the bank.

Votes for	% for	Votes withheld	% withheld

733,917,167	99.42%	4,268,233	0.58%

3.	Advisory vote on the bank’s approach to executive compensation

Votes for	% for	Votes against	% against

679,289,783	95.69%	30,628,485	4.31%

4.	Ordinary resolution to approve an amendment to the bank’s stock option plan to extend the exercise period of stock options that expire during a blackout period or shortly thereafter

Votes for	% for	Votes against	% against

690,178,063	97.22%	19,740,020	2.78%

5.

Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time

Votes for	% for	Votes against	% against

693,159,007	97.64%	16,759,277	2.36%

6.	Proposal No. 1: Pollution-intensive assets

Votes for	% for	Votes against	% against	Abstentions*

48,689,758	7.15%	632,269,412	92.85%	28,957,829

7.	Proposal No. 2: Free and prior informed consent of Indigenous peoples

Votes for	% for	Votes against	% against	Abstentions*

186,561,062	26.67%	512,861,962	73.33%	10,494,373

8.	Proposal No. 3: Racial equity audit

Votes for	% for	Votes against	% against	Abstentions*

289,783,595	42.24%	396,305,786	57.76%	23,827,244

9.	Proposal No. 4: Absolute greenhouse gas reduction goals

Votes for	% for	Votes against	% against	Abstentions*

115,130,922	17.17%	555,264,306	82.83%	39,521,236

10.	Proposal No. 5: Phase-out lending and underwriting of fossil fuel exploration and development

Votes for	% for	Votes against	% against	Abstentions*

45,647,133	6.76%	629,806,204	93.24%	34,444,523

11.	Proposal No. 6: Disclosure of the pay ratio

Votes for	% for	Votes against	% against	Abstentions*

87,847,034	12.98%	588,860,221	87.02%	33,209,788

12.	Proposal No. 7: Advisory vote on environmental policies

Votes for	% for	Votes against	% against	Abstentions*

126,137,067	18.76%	546,203,288	81.24%	37,577,774

13.	Proposal No. 8: Circular economy

Votes for	% for	Votes against	% against	Abstentions*

76,291,661	10.81%	629,655,054	89.19%	3,971,409

*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.